July 23, 2025

Trent Ward
Chief Executive Officer
Interactive Strength, Inc.
1005 Congress Avenue, Suite 925
Austin, TX 78701

       Re: Interactive Strength, Inc.
           Registration Statement on Form S-3
           Filed July 15, 2025
           File No. 333-288683
Dear Trent Ward:

       We have conducted a limited review of your registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Form S-3 filed July 15, 2025
Incorporation by Reference, page 3

1.     Please revise to include your Form 8-K filed on March 12, 2025.
The Company
Digital Asset Treasury Strategy, page 6

2. We note here and in your Form 8-K filed June 11, 2025 that you used approximately
       $20 million to purchase FET tokens for the benefit of your wholly-owned subsidiary,
       Interactive Strength Treasury LLC. Please provide a materially complete description of FET and your treasury strategy. In that regard:
           Describe the use case for FET including its intended purpose, use and/or function.
           Provide a discussion of FET    tokenomics    discussing the past and
current supply
           of FET, how new FET is created, any burn mechanism, the amount of FET locked
 July 23, 2025
Page 2

           up and the related unlocking schedule, and any inflationary or deflationary mechanism.
             Include a discussion of the FET ecosystem and a description of the lifecycle of the
           FET token.
             Provide risk factor disclosure discussing any material risks related to the FET token and its ownership.
             Provide a discussion of the material aspects of your treasury strategy and how you intend to generate profit through this strategy.
             Explain the custody arrangements for the FET you hold.
             Provide separate risk factors addressing material risks related to your treasury strategy and your issuance of convertible debt.

3.     In your Form S-3 filed on June 27, 2025, page 9 states that    [t]he
Company used
       approximately $47.25 million to purchase FET tokens.    However, page 6
of your
       current Form S-3 filed on July 15, 2025 states that    [a]s of June 30,
2025, the
       Company had used approximately $20 million of the proceeds from the sale of the
       Notes to purchase FET for the benefit of the Treasury Subsidiary. The Company plans to use $27.25 million over the coming weeks to purchase further FET for the benefit
       of the Treasury Subsidiary.    Please advise whether the transactions
listed in these
       filings refer to different transactions and revise any inconsistencies. The Senior Secured Convertible Exchangeable Notes Offering, page 11

4. We note your disclosure on page 11 that you "agreed to file an initial registration
       statement (the    Registration Statement   ) covering the resale of one
hundred twenty
       five percent (125%) of the conversion shares issuable pursuant to the possibly issuable
       Additional Notes (a principal amount of $500 million) with the SEC within 30 calendar days after the closing of the Notes." We also note that the provisions on the
       Securities Purchase Agreement and Registration Rights Agreement. Please revise your disclosure to clarify, if true, that this registration statement includes only the
       7,343,179 shares of common stock pursuant to the Initial Note and does not include shares of common stock underlying any Additional Notes.
General

5.     Please file the executed Securities Purchase Agreement.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Kristin Baldwin at 202-551-7172 or Asia Timmons-Pierce at 202-551-
 July 23, 2025
Page 3

3754 with any other questions.



                                 Sincerely,

                                 Division of Corporation Finance
                                 Office of Manufacturing